UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Baker Hughes Company

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

05722G 100

(CUSIP Number)

Christoph A. Pereira
Vice President, Chief Risk Officer and Chief Corporate Counsel
General Electric Company
5 Necco Street
Boston, Massachusetts 02210
617-443-2952

With a Copy to:

John A. Marzulli, Jr.
Rory O’Halloran
Waajid Siddiqui
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ⬜.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ⬜ (b) ⬜
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		⬜
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 377,427,884
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,427,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,427,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		⬜
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)       Based on 656,325,178 shares of Class A common stock, $0.0001 par value per share (“Class A Common Stock”), of Baker Hughes Company, a Delaware corporation (“BKR” or the “Issuer”), outstanding as of July 17, 2020 and 377,427,844 shares of Class B common stock, $0.0001 par value per share (“Class B Common Stock”), of BKR outstanding as of July 17, 2020.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS GE Oil & Gas US Holdings I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ⬜ (b) ⬜
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		⬜
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 377,427,884
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,427,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,427,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		⬜
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)       Based on 656,325,178 shares of Class A Common Stock of BKR outstanding as of July 17, 2020 and 377,427,844 shares of Class B Common Stock of BKR outstanding as of July 17, 2020.

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2017 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on June 27, 2018 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 13, 2018 (“Amendment No. 3”). Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on August 2, 2019 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on September 10, 2019 (“Amendment No. 7”) and Amendment No. 8 to Schedule 13D filed by the Reporting Persons on September 16, 2019 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Amended Schedule 13D”) with respect to the Class A Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined in this Amendment have the same meanings ascribed to them in the Amended Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Amended Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented by adding the following paragraphs:

“On July 29, 2020, General Electric Company announced that it is launching a program to fully monetize its remaining equity position in the Issuer over approximately three years, subject to market conditions and other factors.

As part of that program, on July 28, 2020, GE Oil & Gas US Holdings I, Inc. (the “Stockholder”) entered into a master confirmation (the “Master Confirmation”) with Citibank, N.A. (the “Dealer”) that enables the Stockholder to enter into averaging share forward transactions (any such transaction, a “Forward Transaction”) from time to time with respect to shares of Class A Common Stock. The Master Confirmation provides for the Stockholder to sell and deliver up to a specified number of shares of Class A Common Stock to the Dealer following the end of a calculation period at a price determined at the end of the calculation period based on the volume weighted average price of transactions in the Class A Common Stock in the United States, weighted and adjusted as provided in the Master Confirmation. The number of shares to be delivered by the Stockholder under any Forward Transaction will be based on the Dealer’s hedging sales over the calculation period. The Dealer’s hedging sales will be subject to certain price and volume parameters. The Stockholder will settle any Forward Transaction by delivery of shares promptly following the end of the calculation period unless it elects cash settlement. The Stockholder retains an early termination right. The maximum number of shares that could be delivered under any Forward Transaction will be the number of shares that can be sold under Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended. The number of shares and other terms of any Forward Transaction will be set forth in a supplement to the Master Confirmation in the form attached to the Master Confirmation.

In connection with the Master Confirmation, the Stockholder has also entered into a pledge agreement (the “Pledge Agreement”) with the Dealer and Citigroup Global Markets Inc. under which the Stockholder will pledge to the Dealer the shares of Class A Common Stock underlying the relevant Forward Transaction (the “Pledge”) to secure its obligations under the Master Confirmation. The Stockholder will retain its voting rights in the pledged shares during the term of the Pledge.

In connection with any Forward Transaction, the Stockholder will exchange a number of Paired Interests into shares of Class A Common Stock in a number sufficient to enable it, together with any shares of Class A Common Stock it then holds, to satisfy its maximum delivery obligation under the Forward Transaction.

The foregoing summaries of the terms of the Master Confirmation and Pledge Agreement are not complete descriptions thereof and are qualified in their entirety by the full text of such agreements, filed as Exhibits 99.22 and 99.23 hereto and incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

Section (a) of Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)  Based on the most recent information available, the aggregate number and percentage of the Class A Common Stock (the securities identified pursuant to Item 1 of this Amendment) that are beneficially owned by each of the Reporting Persons as of the date of the Amendment is set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based on the Issuer’s information as of July 17, 2020 (as adjusted to give effect to the exchange of Paired Interests for shares of Class A Common Stock and the retirement of shares of Class B Common Stock as described in the Exchange Agreement), resulting in 377,427,844 shares of Class B Common Stock and 656,325,178 shares of Class A Common Stock outstanding and, assuming the exchange of all Paired Interests into Class A Common Stock, a total of 1,033,753,022 shares of Class A Common Stock on a fully exchanged basis.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 in this Amendment is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on July 13, 2017)

Exhibit 99.2	Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc. and Bear MergerSub, Inc. (incorporated by reference to Annex A to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.3	Exhibit 99.3 Amendment, dated as of March 27, 2017, to the Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc., Bear MergerSub, Inc., BHI Newco, Inc. and Bear MergerSub 2, Inc. (incorporated by reference to Annex A-II to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.4	Amended and Restated Stockholders Agreement, dated as of November 13, 2018, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.5	Amended and Restated Limited Liability Company Agreement, dated as of July 3, 2017, among the Reporting Persons, EHHC NewCo, LLC, CFC Holdings, LLC and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.6	Exchange Agreement, dated as of July 3, 2017, among the Reporting Persons, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.3 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.7	Registration Rights Agreement, dated as of July 3, 2017, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.2 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.8	Tax Matters Agreement, dated as of July 3, 2017, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer (incorporated by reference to Exhibit 10.5 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017), as clarified by the Tax Matters Agreement Term Sheet, dated as of November 13, 2018, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer and attached as an exhibit to the Master Agreement

Exhibit 99.9	Master Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.10	Equity Repurchase Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013306))

Exhibit 99.11	Underwriting Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to Baker Hughes, a GE company’s Form 8-K filed on November 16, 2018)

Exhibit 99.12	Lock-Up Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 99.12 to the Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018)

Exhibit 99.13	Letter from General Electric Company to the Issuer, dated June 27, 2019 (incorporated by reference to Exhibit 99.13 to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019)

Exhibit 99.14	Action by Written Consent of Stockholders of the Issuer, dated June 27, 2019 (incorporated by reference to Exhibit 99.14 to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019)

Exhibit 99.15	Omnibus Agreement, dated July 31, 2019, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.16	Amended and Restated Registration Rights Agreement, dated July 31, 2019, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.12 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.17	Amendment to the Amended and Restated Stockholders Agreement, dated July 31, 2019, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.15 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.18	Fifth Equity Repurchase Agreement, dated September 9, 2019, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on September 10, 2019)

Exhibit 99.19	Action by Written Consent of Stockholders of the Issuer, dated September 11, 2019 (incorporated by reference to Exhibit 99.19 to the Amendment No. 7 to Schedule 13D filed by the Reporting Persons on September 10, 2019)

Exhibit 99.20	Underwriting Agreement, dated September 11, 2019, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representative of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to Baker Hughes, a GE company’s Form 8-K filed on September 16, 2019)

Exhibit 99.21

Lock-Up Letter, dated September 11, 2019, from General Electric Company to J.P. Morgan Securities LLC, as the representative of the several underwriters named in Schedule II to the Underwriting Agreement (incorporated by reference to Exhibit 99.21 to the Amendment No. 7 to Schedule 13D filed by the Reporting Persons on September 10, 2019)

Exhibit 99.22	Master Confirmation between Citibank, N.A. and GE Oil & Gas US Holdings I, Inc., dated July 28, 2020*

Exhibit 99.23	Pledge Agreement between GE Oil & Gas US Holdings I, Inc., Citibank, N.A. and Citigroup Global Markets Inc., dated July 28, 2020*

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2020

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
	Name:	Christoph A. Pereira
	Title:	Vice President, Chief Risk Officer and Chief Corporate Counsel

GE OIL & GAS US HOLDINGS I, INC.

By:	/s/ Victoria Vron
	Name:	Victoria Vron
	Title:	Vice President & Secretary